SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION to Report Second Quarter 2006 Results on July 27 dated July 5, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Report Second Quarter 2006 Results on July 27

Wednesday July 5, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 5, 2006--RADVISION (Nasdaq:RVSN - News) today announced that it will report its 2006 second quarter financial results on Thursday, July 27, 2006. The press release will be issued at approximately 8:00 a.m. (Eastern).

A conference call has been scheduled for 9:00 a.m. (Eastern) on that same day. To access the conference call, please dial 1-888-323-2711 (International dialers may call +1-212-547-0460) by 8:45 a.m. (Eastern) on July 27th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser:
http://www.radvision.com/Corporate/Investors/IR_2Q06_webcast.htm.

Boaz Raviv, Chief Executive Officer, and Tsipi Kagan, Chief Financial Officer, will review the quarter's results and discuss the Company's future outlook on the call. Management will also be available for questions from the investment community.

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, www.radvision.com. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 27th and remain on the site through the second quarter of 2006.

A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on August 3rd. To access the replay, please dial 1-888-566-0573 (International dialers may call +1-203-369-3068).

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Comm-Partners LLC
Investor Relations
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  July 5, 2006